UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 12st, 2023

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Resignation of Alternate Director

Material fact

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or the "Company") in compliance with the current regulations, in order to inform you that the Company received a letter from Mr. Mariano Cuneo Libarona stating, as of December 7, 2023, his resignation, due to personal reasons, to the position of Alternate Director for which he had been appointed by the Class A shareholder at the Ordinary and Extraordinary General Shareholders´ Meeting held on April 20, 2023. The resignation will be put under consideration by the Board of Directors of the Company in the next meeting to be held.

Yours faithfully,

Silvana Coria

Market Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: December 12, 2023